Exhibit 12

DIMON Incorporated and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended March 31,	Years Ended June 30
(in thousands)	2004	2003	2002	2001	2000
Pretax income from continuing operations	$(24,440)	$35,316	$36,458	$33,555	$21,836
Distributed income of equity investees	88	691	930	223	4,041
Fixed charges	35,532	51,630	51,612	57,023	62,781

Earnings	$11,180	$87,637	$89,000	$90,801	$88,658
Interest	34,255	49,425	49,928	55,819	60,003
Amortization of charges and other	1,277	2,205	1,684	1,204	2,778

Fixed Charges	$35,532	$51,630	$51,612	$57,023	$62,781
Ratio of Earnings to Fixed Charges	N/A	1.70	1.72	1.59	1.41
Fixed Charges in Excess of Earnings	$24,352	N/A	N/A	N/A	N/A